Exhibit 23.1

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 26, 2004, except as to Note 16 for which the date is March 31, 2004 and except as to Note 4 for which the date is December 14, 2004, relating to the consolidated financial statements, which appears in Pepco Holdings, Inc.'s Current Report on Form 8-K dated December 14, 2004. We also consent to the incorporation by reference of our report dated February 26, 2004 relating to the financial statement schedule, which appears in Pepco Holdings, Inc.'s Annual Report on Form 10-K/A, dated March 31, 2004. We also consent to the reference to us as "experts" in this Registration Statement.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Washington, DC
January 3, 2005